TAHOE ACHIEVES RECORD GOLD PRODUCTION IN 2017

VANCOUVER, British Columbia – January 16, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) is pleased to report record gold production of 445,000 ounces in 2017, achieving the high end of its annual gold production guidance range of 400,000 to 450,000 ounces, which was revised upward in September 2017. The strong gold production for the year was driven primarily by La Arena, which exceeded its guidance due to on-going positive mine plan reconciliation with both higher grade and additional tonnes. The outstanding performance from the gold business in 2017 underscores the increasingly meaningful contribution of the gold segment to the overall financial performance of the Company.

Gold Production (000’s oz)
		Full Year	2017 Revised	2017 Initial
	Q4 2017	2017	Guidance	Guidance
La Arena	47	196	170 – 190	145 - 155
Shahuindo	19	79	65 – 80	65 - 85
Timmins	40	167	165 – 180	165 - 185
Total Gold Production	106	445*	400 – 450	375 - 425

* Total Gold production for full-year 2017 includes Escobal gold production of 3,500 ounces

Total cash costs and all-in sustaining costs1 for the full year 2017 are expected to be at or below the low end of the revised gold guidance range of between $650 and $700 per ounce and between $1,050 and $1,150 per ounce, respectively, driven by higher production levels and lower operating and capital costs. G&A is expected to be at the low end of revised guidance, with exploration in line with expectations.

Project capital for the near-term expansion projects is expected to be at the low end of the revised guidance of $100 to $115 million for the year. As a reminder, the initial project capital guidance for 2017 was $150 to $175 million, but was revised downward by $50 to $60 million due to a deferral in timing of spend and prudent capital management by the Company in response to the Escobal mine suspension. Both major expansion projects – the Shahuindo Crushing & Agglomeration Expansion and the Bell Creek Shaft Project – remain within their respective estimated total project spend of $80 million each. The remaining project capital that was not incurred in 2017 will be spent in 2018 to complete the projects. Both projects remain on schedule to be completed by mid-2018.

Total silver production for 2017 was 9.9 million ounces, predominantly from the Escobal mine during the first half of the year. There has been no production at Escobal since June 7, 2017 due to the on-going suspension of operations.

Despite the on-going interruption of mining operations at Escobal, Tahoe ended the year with cash and cash equivalents of approximately $125 million at December 31, 2017. In addition, the Company has access to $75 million of the $300 million revolving credit facility that matures on July 19, 2021, which remains fully undrawn. As previously reported, the credit agreement includes terms that limit borrowing to a maximum of $75 million during the period of suspension of the mining operations at Escobal. The Company is working with its bank syndicate to renegotiate its credit facility which it expects to complete during the first quarter.

More detailed information relating to production and costs as well as updated gold guidance for 2018 to 2020 will be provided together with Tahoe’s fourth quarter and full-year 2017 earnings release on Thursday, February 22, 2018, after the market close. Tahoe will host a conference call on February 23, 2018 at 10:00am Eastern Time (7:00 a.m. Pacific Time) to discuss the results.

Q4 2017 & Full-year 2017 Earnings Call Information:
Date: Friday, February 23, 2018
Time: 10:00am Eastern Time (7:00am Pacific Time)
Dial-In Numbers:    800-319-4610 (toll free in U.S. & Canada)
                                  604-638-5340 (International)

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1 Cash costs and all-in sustaining costs are non-GAAP financial measures, please refer to cautionary note

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures in this press release which include total cash costs and all-in sustaining costs. These measures are not defined under IFRS and should not be considered in isolation. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

Total cash costs

The Company reports total cash costs on a gold ounce produced basis for the La Arena, Shahuindo and Timmins mines. The Company follows the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Company believes that this generally accepted industry measure provides a realistic indicator of operating performance and is useful in performing year over year comparisons. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS, and this measure, taken by itself, is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Total cash costs are divided by the number gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of gold, the Company deducts by-product credits from sales which are incidental to producing gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company’s projected all-in sustaining costs are not based on GAAP total production cash costs. The projected range of all-in sustaining costs is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, the timing and amount of estimated future production, costs of production, all-in sustaining costs, capital expenditures, exploration expenses, free cash flow, currency exchange rate fluctuations, requirements for additional capital; timing and possible outcome of pending litigation, including any review or appeal of the definitive decision from the Supreme Court of Guatemala which reinstated the Company’s mining license in respect of the Escobal mine; the timing and results of the petition or any appeal for the annual renewal of Escobal’s export credential; the time for appeals to be heard and decided and the likelihood of the decision being overturned by the Constitutional Court in Guatemala; the timing, scope, results and implications to the Company of the court-ordered consultation process; the Company’s ability to amend its credit agreement; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and likelihood of the road blockage being peacefully cleared and resolved; the future price of silver, gold, lead and zinc; government regulation of mining operations title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs, sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs, and ability to achieve goals. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, re-issuance of licenses, permits and credentials affecting the operation of the Company’s mines, and relationships with our partners, including employees, vendors and community populations.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Certain risks, uncertainties and important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others: silver, gold, lead and zinc price volatility; discrepancies between actual and estimated production; the uncertainty in the estimation of mineral resources and mineral reserves and in metallurgical recoveries; mining operational and development risks, including the inability to develop and operate the Company’s mines or projects; infrastructure risks, including access to roads, water and power and the timing; regulatory restrictions (including environmental regulatory restrictions and liability); the timing and ability to maintain and, where necessary, obtain and renew necessary permits and licenses; changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; delays, suspension and technical challenges associated with capital projects; higher prices for fuel, steel, power, labor and other consumables; fluctuations in currency exchange rates; the speculative nature of gold exploration; the global economic climate; dilution and share price volatility; competition; loss of key employees; additional funding requirements; defective title to mineral claims or property and the possible outcome of pending or threatened litigation and the risk of unexpected litigation.. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the third quarter of 2017 filed on SEDAR and with the SEC on November 6, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.